UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)
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1. Name and Address of Reporting Person*

   KeyCorp
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   (Last)               (First)                 (Middle)

   127 Public Square
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                                    (Street)

   Cleveland                        Ohio                        44114-1306
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   (City)                           (State)                       (Zip)


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2. Date of Event Requiring Statement (Month/Day/Year)

   September 25, 2002

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3. I.R.S. Identification Number of Reporting Person, if an Entity (Voluntary)

   346542451
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4. Issuer Name AND Ticker or Trading Symbol

   Union Bankshares, Ltd.--UBSC
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5. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [   ]   Director                             [ X ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)



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6. If Amendment, Date of Original (Month/Day/Year)


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7. Individual or Joint/Group Filing  (Check Applicable Line)

   [ X ] Form Filed by One Reporting Person

   [   ] Form Filed by more than One Reporting Person

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             TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr.5)
------------------------------------------------------------------------------------------------------------------------------------

   Common Stock, par value $.001                (1)                       (1)                               (1)
   per share
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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the Form is filed by more than one  Reporting  Person,  see  Instruction
  5(b)(v).

                                                                          (Over)

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr.5)      (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------


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
Explanation of Responses:

(1) For purposes of Section 13(d) of the Securities Exchange Act of 1934 (the "Act"), Keycorp may be deemed to have acquired beneficial ownership of 846,022 shares of Common Stock, par value $0.001 per share (the "Shares"), of Union Bankshares, Ltd. (the "Company") pursuant to Voting and Support Agreements, dated as of September 25, 2002 (each, a "Voting Agreement" and, collectively, the "Voting Agreements") between Keycorp, on the one hand, and Charles R. Harrison, Bruce E. Hall and Herman J. Zueck (together, the "Stockholders"), on the other hand. Pursuant to Rule 13d-4 of the Act, Keycorp disclaims beneficial ownership of such Shares. Pursuant to Rule 16a-1(a)(4) of the Act, this filing shall not be deemed an admission that Keycorp is, for purposes of Section 16 of the Act or otherwise, the beneficial owner of the Shares covered by the Voting Agreements. For a description of the Voting Agreements, see the Schedule 13D filed by Keycorp with the United States Securities and Exchange Commission on the date hereof (the "Keycorp 13D"). The Keycorp 13D contains a description of the relationship between Keycorp, on the one hand, and the Stockholders, on the other hand, under the Voting Agreements but is not an admission by Keycorp of the existence of a group for purposes of Section 13(d)(3) or Section 13(g)(3) of the Act and Rule 13d-5(b)(1) thereunder or Section 16 of the Act and the rules thereunder. Keycorp does not have or share a "pecuniary interest" in the Shares covered by the Voting Agreements for purposes of Rule 16a-1(a)(2) under the Act.

KEYCORP


By:  /s/ Daniel R. Stolzer                                   October 3, 2002
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient. See Instruction 6 for procedure.


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